Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following communication was first made available by LTX Corporation to its employees on July 23, 2008.

July 22, 2008

To All Credence and LTX Employees,

As we plan the combined LTX-Credence for the next phase of growth, it is important that we establish the most effective organization to allow us to achieve our new vision:

“To create a leading provider of focused, cost-optimized solutions, enabling customers to implement best in class test strategies to maximize their profitability”

I have spent considerable time soliciting inputs and gathering thoughts on the type of organization that will best enable our success, and allow the new company to function as a single cohesive team. In addition I discussed personal career aspirations with many of the leaders of both companies.

The merger is subject to approval by both companies’ stockholders, as well as the satisfaction of customary closing conditions and regulatory approvals. The transaction is expected to close by September 30, 2008, after which we will move forward with our integration activities. In the meantime, I am pleased to announce the individuals who will lead the combined company after closing.

Chief Financial Officer – Mark Gallenberger

Mark Gallenberger will be the CFO for the new company. His responsibilities will include Finance/Accounting, Facilities, IR, IT, Corporate Contracts and Procurement. Casey Eichler (Credence) will work with Mark to determine the best organizational structure for the new finance team.

Location: Norwood, MA (Primary), Milpitas, CA (Secondary), USA

General Counsel and Secretary – Joe Hedal

Joe Hedal (LTX) is responsible for providing sound and timely legal advice, including in the areas of securities law, employment matters, intellectual property, international trade management, contracts, real estate, corporate policies/governance and litigation.

Location: Norwood, MA, USA

Human Resources – Jill Barres (acting)

Jill Barres (LTX) will be the acting leader of Human Resources. We will be working to identify a human resource leader who will be based in Milpitas, California. Laura Owen (Credence) will work with Jill to determine the best organizational structure of the new human resource team.

Location: Norwood, MA, USA

Manufacturing – Rance Hale

The manufacturing organization will be under the leadership of Rance Hale (Credence). His new organization will be responsible for managing the quality and delivery of the offshore migration to Jabil Malaysia (LTX), Plexus Malaysia (Credence) and Benchmark Thailand (Credence). Tony Miola (LTX) will work with Rance to determine the best organizational structure for the new manufacturing operations team.

Location: Milpitas, CA, USA

Marketing – Bruce MacDonald

In order to effectively define and manage the communication of the product roadmap to both customers and employees, the marketing groups will be consolidated under Bruce MacDonald’s (LTX) leadership. Bruce will work with Amir Aghdaei (Credence) to determine the best organizational structure for the new marketing team.

Location: Norwood, MA, USA

Product Development – Peter Rood

Product development and engineering operations teams will be led by Peter Rood (LTX). Pat Brady (Credence) will work with Peter to determine the best organizational structure for the new R&D team which will be focused on developing the advanced technologies and aligning our activities with our customers’ most critical requirements.

Location: Milpitas, CA, USA

Sales & Field Operations – Mark Yaeger & Michael Goldbach

Sales, Applications, Sales Support, and Customer Service will operate as a single cohesive organization under the leadership of Mark Yaeger (Credence) and Michael Goldbach (LTX). Both will report directly to me, and together will work through the process of defining the global breakdown of responsibilities. Amir Aghdaei (Credence) will work with both Mark and Michael to determine the best organizational structure for the new Sales and Field Operations team.

Paul Kelley, Rich Yerganian and Tom Young (all LTX) will also work closely with Mark and Michael to integrate their organizations into the new field entities and establish the best field organization to support our customer base.

Location (Michael): Munich, Germany

Location (Mark): Dallas, TX, USA

NPL and Integration Coordination – Philippe Betermier

New Product Lifecycle management and the overall coordination of all integration activities will be under Philippe Betermier (Credence).

Location: Milpitas, CA, USA

Executive Assistance – Laura Lee Luna

During the transition period following closing, Laura Lee Luna (Credence) will report directly to Lavi Lev, following Lavi’s departure she will report directly to me. Antoinette McKinley (LTX) will assume a new and expanded role following the transition period. She will be a member of the executive team and will report directly to me.

Location (Laura Lee): Milpitas, CA, USA

Location (Antoinette): Norwood, MA, USA

Factors Driving the Marketing, Sales and Field Operations Structure

It is important that I give you some background to the decisions I’ve made relating to the executive structure in field operations. Key to these decisions were several critical factors that will have the most effect on the success of this transaction for our customers:

•	how we communicate and work with our existing customers

•	the way in which we develop and communicate our product roadmap

•	the ease of doing business with the new company

•	the seamless transition of account relationships after the merger

•	the continued development of all critical application programs that affect our customers revenue

Because of the critical nature of these activities, I believe it is important that the functions responsible for these activities report directly to me. I believe this structure will benefit our customers and give us the best ROI for the combined company.

As for myself, I am planning to relocate to Milpitas, CA, where the new combined company will be headquartered.

Next Steps

Integration planning teams comprising of members of both companies will be identified and led by the executive team. They will be working diligently over the next several weeks to determine the best combination of talent and will communicate the new structure as quickly as possible.

Transition Period

I would like to thank Credence executive leaders who will be assisting with the integration during the post-closing transition period; Amir Aghdaei (field operations), Pat Brady (product development), Kuhoo Edson (corporate marketing), Casey Eichler (chief financial officer) and Laura Owen (human resources). Once the closing is complete Lavi Lev will assume the position of Executive Chairman, he will be working on a full time basis for three months and then on a part-time basis for three months. Lavi and I will work together to ensure that we execute the integration with the least distraction for employees and our customers.

Business as Usual

It is important to remember that until the merger closes, we must go about business as usual. None of our integration or transition plans will be implemented until after closing. LTX and Credence will continue to operate and compete as separate companies. Reporting structures will not change at this time and we must continue to push forward on projects and commitments.

It is also critical that we continue to demonstrate our unwavering commitment to our customers by continuing to provide the high caliber of products, delivery, and service and support that they have come to rely on from LTX and Credence. It is our goal, and your responsibility, to make this merger process seamless to our customers as we work to build our new organization. In addition, it is important that we do not lose focus on what we have been doing that has made us successful. As we move through the process we will continue to communicate as much information as possible as quickly as possible. LTX employees should use the information page on Inside LTX and should forward any additional questions to Jill Barres and/or their manager. Credence employees should refer to the information page on the Credence Intranet and should forward additional questions to their HR business partners and/or their managers. They will work to answer questions for employees as appropriate.

Thank you in advance for your support as we create our new company.

Sincerely,

Dave Tacelli

CEO and President

LTX Corporation

CEO and President
Dave Tacelli (Milpitas)
Executive Assistant
Laura Lee Luna (Milpitas)
Finance/Acct, Facilities, IR, IT, Corp. Contracts & Procurement
Mark Gallenberger (Norwood/Milpitas)
Manufacturing Operations
Rance Hale (Milpitas)
Product Development
Peter Rood (Milpitas)
Product Marketing
Bruce MacDonald (Norwood)
Sales and Field Operations
Michael Goldbach (Munich)
Sales and Field Operations
Mark Yaeger (Dallas)
Legal
Joe Hedal (Norwood)
Human Resources
Jill Barnes (acting) (Norwood)
NPL and Integration Coordination
Philippe Betermier (Milpitas)
Business Assistant to CEO
Antoinette McKinley (Norwood)

Executive Team Background

Jill Barres

Jill joined LTX in 1995 and is responsible compensation, benefits, recruitment and employee relations. Jill has 20 years experience in the field of Human Resources. She holds a Bachelor of Science degree in Physical Education from Bridgewater State College and a Masters degree in Business Administration from Bentley College with a concentration in Management.

Philippe Betermier

Philippe joined Credence in 2004 and was appointed Director Product Life Cycle of Credence in August 2006. In this role Philippe has deployed across Credence a very rigorous x-functional process to manage products “from womb to tomb”. Philippe is also supporting Lavi Lev and e-staff members in managing and auditing the Company transformation projects. Philippe has over 20 years of experience in the ATE business and has served in a variety of positions (Customer service, Product marketing, Finance). Prior to joining ATE Philippe served for 8 years with Schlumberger as a geophysicist engineer in South East Asia and Japan. Philippe is a graduate of Ecole Superieure d’Electricite (Supelec) and holds an EMBA from HEC.

Mark Gallenberger

Mark joined LTX in 2000 and has been responsible for over-seeing the areas of finance, investor relations, human resources, information services and manufacturing. Prior to joining LTX, Mark was a vice president with Ernst & Young’s consulting practice. During his six years with Ernst & Young, Mark established the Deals & Acquisitions Group, where he was involved in numerous domestic and internal strategic acquisitions, joint ventures, alliances and equity investments. Prior to joining Ernst & Young, he served in several technical and management positions within Digital Equipment Corporation’s semiconductor products group. Mark holds a Masters degree in Business Administration from Northwestern University’s Kellogg Graduate School of Management and a Bachelor of Science degree in Electrical Engineering from Rochester Institute of Technology.

Michael Goldbach

Michael joined LTX in 2003 and has been responsible for European and Asian Field Operations. Michael was previously employed with SZ Testsysteme AG as Vice President of Corporate Sales and Marketing. Michael holds a Masters degree in Electrical Engineering – focus on semiconductor design and test and a Ph.D. in Electrical Engineering – focus on test of semiconductor devices.

Joe Hedal

Joe joined LTX in 1991 as Assistant General Counsel and was appointed General Counsel of LTX in 1996. Prior to joining LTX, Joe was with the law firms of Foley, Hoag & Elliott, LLP and Bingham, Dana & Gould and he has over 20 years of legal experience. Joe holds a J.D. from Boston University School of Law and a B.A. from Middlebury College.

Rance Hale

Rance joined Credence in April 2006, and is responsible for all aspects of global manufacturing operations and outsourcing. Key areas of focus include repair, logistics, new product introduction, quality, delivery, and related financial responsibility of these areas. Rance has more than twenty years of manufacturing experience in the semiconductor industry, with over ten years of experience in capital equipment. Prior to joining Credence, Rance was employed with KLA-Tencor in a variety of positions; VP of Operations, Electron Beam Inspection Technology; VP of Operations, Films and Surface Technology; Senior Director of NPI Operations, Wafer Inspection Group; Director of Operations, SEMSpec Division; and Senior Manufacturing/Customer Acceptance Manager, Wafer Inspection Division. Prior to KLA-Tencor, Rance was employed at Xicor Inc. as the Director of Test Manufacturing and Distribution. Rance completed his education at the University of Arizona in Industrial Engineering.

Laura Lee Luna

Laura Lee joined Credence in 2007 and is responsible for coordinating all activities relating to the CEO office. Prior to Credence, she worked at BEA Systems for 3 years, supporting the Executive Vice President of Products, responsible for roughly 1/3rd of the company’s personnel dedicated to all engineering and R&D projects. Before BEA, Laura Lee worked at Sun Microsystems supporting various executives over 16 years. The last 4 years she supported the Chief Human Resources Officer, who also handled Public Policy (government meetings/negotiations) domestically and internationally. In addition, Laura Lee worked for Stanford University School of Medicine supporting the Division Chief, Department of Health, Research & Policy. Laura Lee attended De Anza College.

Bruce MacDonald

Bruce joined LTX in 1985 and is responsible for product management, product marketing and the hardware and software product roadmap. Bruce has held various positions at LTX including design engineer, applications engineer, marketing manager, general manager and vice president. Prior to his current appointment Bruce was general manager of the Fusion CX business unit having responsibility for managing our relationship with StepTech, developing the Fusion CX roadmap and providing marketing and sales support for the Fusion CX product. Bruce has a BSEE from Northeastern University.

Antoinette McKinley

Antoinette joined LTX in 1998 and has been responsible for coordinating the day-to-day operations of the CEO’s office. Antoinette has worked in the US, Europe and the Middle East in a number of different industries and positions: PAREXEL—a clinical research organization as Human Resources Supervisor, AFHSR—a hospital management company as an I.S. Medical/Office Systems Trainer, Masstock-Almarai—agri-food company as Personnel and Recruitment Executive and has supported a number of CEOs in private companies. Antoinette attended Ballsbridge College of Business Studies and the Irish Management Institute.

Peter Rood

Peter rejoined LTX in 2004 and is responsible for leading the product development and engineering operations teams. Peter previously worked for LTX from 1986-1993 in a variety of leadership positions and was a member of the board of directors’ of StepTech, Inc. from 2001-2003. Peter has over 20 years of diverse management experience in companies ranging from internet start-ups in communications to large, multinational engineering operations—Data General, Analogic and GenRad. Peter has a BSBA from University of Massachusetts – Lowell.

Mark Yaeger

Mark joined Credence in 2005. Since 2007, he has been VP / GM of Asia and is responsible for Pacific Field Operation including sales, applications and field service for all Asia, including Japan. Prior to managing Asian operations, Mark was Director North American IDM sales and managed the team that won the AMD business. Prior to Credence Mark was employed as a Sales Engineer with Hughey & Philips where he helped increase sales by 42% and was responsible for fourteen state territories. He was also employed for several years with Schlumberger Technologies in Sales, Marketing and Field Service positions; Product Sales Specialist, Product Marketing Associate, IDS Service Engineer and Wireline Field Engineer. Mark holds a Bachelor of Science degree in Electrical Engineering from the University of Missouri.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between LTX and Credence, including expectations regarding growth of the combined company, the continuation of current employees and directors with the new company, the expected timetable for completing the transaction, the effect of the transaction on customers, the benefits of the combined company’s organizational structure on customers, expectations regarding return on investment for the combined company, expectations regarding integration of LTX and Credence and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.